MAXCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2010

Mexico City, April 28, 2010. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended March 31, 2010.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures are expressed in millions of current Mexican Pesos.

Results | First Quarter 2010

Financial Summary:

	1Q10	1Q09	Δ%
Million Pesos
Revenues	636	638	-
EBITDA	159	150	6%
EBITDA Margin	25%	24%
Adj. EBITDA	160	151	5%
Adj. EBITDA Margin	25%	24%
Net Income (Loss)	(57)	(115)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 12% to 537,274 in 1Q10 compared to the same period last year. The Company recorded RGU net additions of 23,689 during the quarter.
•	Total company customer base increased by 6% to reach 235,482 customers.
•
When compared to the same period last year, voice RGUs (formerly voice lines in service) increased by 4% to reach 379,642. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.

•	Data residential RGUs increased by 87% to 68,202 in comparison to 36,468 in 1Q09.
•	The number of coin operated public phones totaled 41,191 an increase of 9% in comparison to those in 1Q09.
•	The total mobile RGU base totaled 47,106 units which is 10% less than the number registered in 1Q09.
•	Pay TV number of RGUs reached 38,972 units doubling the number registered in 1Q09.
•	Residential RGU per customer increased from 1.5 in 1Q09 to 1.7 in 1Q10.
•	Commercial RGU per customer increased from 16.7 in 1Q09 to 18.4 in 1Q10.

Operating Results

	1Q10	1Q09	Δ%
Residential Customers	231,107	217,250	6%
Voice	226,494	210,944	7%
Data	64,653	32,284	100%
Mobile	39,824	47,915	(17%)
TV	38,972	19,467	100%

Residential RGUs	388,280	331,121	17%
Voice	234,282	223,373	5%
Data	68,202	36,468	87%
Mobile	46,824	51,813	(10%)
TV	38,972	19,467	100%
RGU per Residential Customer	1.7	1.5

Commercial Customers	4,328	5,108	(15%)
Voice	4,048	4,778	(15%)
Data	1,434	1,428	0%
Mobile	39	65	(40%)
Other	195	188	4%

Commercial RGUs	79,678	85,111	(6%)
Voice	76,044	81,133	(6%)
Data	2,900	2,981	(3%)
Mobile	282	618	(54%)
Other	452	379	19%
RGU per Commercial Customer	18.4	16.7

Public Telephony RGUs	41,191	37,819	9%

Wholesale RGUs	28,125	23,700	19%

Total RGUs	537,274	477,751	12%

Voice RGUs (voice lines in service)	379,642	366,025	4%
Total Number of Customers	235,482	222,400	6%

Revenues

Maxcom total revenues for the first quarter of 2010 were Ps.636 million, similar to the Ps.638 million recorded in the first quarter of 2009. The following table is a breakdown of the sources of revenue for the Company.

		1Q10	Weight %		1Q09	Weight %	Δ%
Residential	Ps.	230	36%	Ps.	238	37%	(3%)
Commercial		181	28%		185	29%	(3%)
Public Telephony		98	15%		113	18%	(13%)
Wholesale		124	20%		98	15%	26%
Other Revenue		3	0.5%		4	1%	(11%)
Total	Ps.	636	100%	Ps.	638	100%	(0.3%)

Residential
Residential revenues represented 36% of the total during 1Q10, compared with 37% in 1Q09. Revenues in the residential business segment reached Ps.230 million, a decrease of 3% or Ps.8 million in comparison to Ps.238 million recorded in 1Q09.

The Ps.8 million decrease in revenues was mainly the effect of lower usage charges for local, mobile and long distance by approximately Ps.11 million. As part of the Company’s strategy since last year, credit to residential customers has been limited in order to mitigate the risk of churn.

However, and partially offsetting this decrease, recurrent charges increased by Ps.3 million, due to a larger contribution of data and TV Products.

ARPU (average revenue per unit) for the residential business for 1Q10 was Ps.202 which is 16% less than the Ps.239 recorded in 1Q09.

Residential RGU per customer increased to 1.7 in 1Q10 from 1.5 in 1Q09.

Commercial
Commercial revenues represented 28% of the total during 1Q10, compared to 29% registered in 1Q09. Revenues in the Commercial Business reached Ps.181 million, a decrease of 3% in comparison to Ps.185 million recorded in 1Q09.

The 3% or Ps.4 million decrease in revenues during 1Q10 is mainly explained by a decrease in recurrent charges (rent), that was partially offset by an increase in usage charges.

ARPU of the commercial business for 1Q10 reached Ps.753 which is 4% higher than the Ps.727 recorded in 1Q09.

In addition, RGU per commercial customer increased to 18.4 in 1Q10 from 16.7 in 1Q09.

Public Telephony
Public Telephony represented 15% of total revenues during 1Q10. Revenues in this business unit totaled Ps.98 million, a decrease of 13% when compared to Ps.113 million in 1Q09. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition and the overall economic environment.

Wholesale
In 1Q10, Wholesale revenues increased by 26% to reach Ps.124 million, in comparison to the Ps.98 million registered during the same period in the previous year. The increase in the Wholesale Business revenues was mainly driven by higher traffic volumes.

Other Revenue
Other revenues contributed marginally and reached Ps.3 million, similar to Ps.4 million in 1Q09.

Network Operation Cost

Network Operation Costs in 1Q10 decreased by 3% or Ps.9 million to reach Ps.286 million in comparison to Ps.295 million in the previous year. This decrease was mainly due to a Ps.13 million or 36% decrease in technical expenses. However, this positive effect was offset by a Ps.3 million or 1% increase in network operating services and Ps.1 million or 23% increase in installation expenses.

The Ps.3 million increase in network operating services were mainly in calling party pays interconnection charges of Ps.31 million; this increase was offset by lower:

1.	Long distance interconnection costs of Ps.19 million;
2.	Public telephony costs of Ps.4 million;
3.	Lease of circuits and ports of Ps.2 million;
4.	Pay TV content of Ps.1 million; and
5.	Internet service and others of Ps.2 million.

The Ps.13 million decrease in technical expenses was mainly by maintenance and utilities' costs.

SG&A

SG&A expenses were Ps.191 million in 1Q10, 1% or Ps.1 million below Ps.192 million in the same period of 2009. The Ps.1 million decrease was mainly driven by a reduction in bad debt expenses, maintenance, billing and office expenses, stock option plan and external advisors. These decreases were partially offset by higher sales commissions, marketing and insurance expenses.

EBITDA and Adjusted EBITDA

EBITDA for 1Q10 was Ps.159 million, a 6% increase from Ps.150 million in the same period of last year. EBITDA Margin was 25% during the period, higher than 24% in 1Q09.

Adjusted EBITDA for 1Q10 was Ps.160 million, 5% higher than Ps.151 million in the same period of last year. Adjusted EBITDA Margin was 25% during the period, higher than 24% in 1Q09.

Operating Income

The Company recorded an operating loss for 1Q10 of Ps.17 million which compares favorably with an operating loss of Ps.26 million for the same period of 2009.

Depreciation charges were Ps.176 million, the same level as the Ps.176 million reported during 1Q09.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps.16 million, an 88% or Ps.120 million decrease when compared to Ps.136 million in the same period of 2009.

	1Q10	1Q09	ΔPs.	D%
Interest Expense	86	78	8	10%
Interest (Income)	(13)	(3)	(10)	N.A.
Exchange Rate (Gain) Loss – Net	(57)	61	(118)	N.A.
Total	16	136	(120)	(88%)

The lower Comprehensive Financial Result was result of:

1.	A higher interest income of Ps.13 million in comparison with Ps.3 million reported in the same period last year.
2.	An exchange rate gain of Ps.57 million in comparison with Ps.61 loss, as a result of the peso appreciation during the quarter.

This positive effect was partially offset by a 10% increase in the interest expense due to a reduction in capitalized interests.

Taxes

The Company did not record any deferred income tax provisions during the quarter. During 1Q09 the Company recorded deferred income tax provisions of Ps.62 million.

Net Income

The Company posted a net loss during 1Q10 of Ps.57 million, which compares favorably to a net loss of Ps.115 million reported in the same period of 2009.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended March 31, 2010	Quarter Ended March 31, 2009
Resources from Operations and Working Capital	130	347
CAPEX	(154)	(307)
Free Cash Flow	(24)	40
Financing Activities	(122)	(1)
Cash and Cash Equivalents at the Start of the Period	987	1,591
Cash and Cash Equivalents at the End of the Period	841	1,630

Capital Expenditures

Capital Expenditures during the period totaled Ps.154 million, lower than the Ps.307 million recorded in 1Q09. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

Indebtedness

At March 31, 2010 the Company reported its Indebtedness level at Ps.2,578 million. The Company’s leverage ratio measured by Debt to EBITDA is at 4.1 times and the Net Debt to EBITDA is at 2.8 times.

###

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Antonia Gutiérrez
Mexico City, Mexico
(52 55) 4770-1170
antonia.gutierrez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
 UNAUDITED CONSOLIDATED BALANCE SHEET
 Thousand of Mexican Pesos (''Ps.'')

	As of March 31,
	2009		2010
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps	1,630,367	Ps	841,429
		1,630,367		841,429
Accounts receivable:
Customers, net of allowance		749,380		722,238
Value added tax refundable		149,757		188,875
Other sundry debtors		90,246		78,683
		989,383		989,796

Inventory		37,146		17,940
Prepaid expenses		31,186		35,762
Total current assets		2,688,082		1,884,927

Frequency rights, net		64,870		57,914
Telephone network systems and equipment, net		4,770,288		4,918,190
Pre-operating expenses, net		45,513		-
Intangible assets, net		260,883		197,120
Financial instruments		108,881		35,195
Deposits		8,423		7,372
Deferred taxes		210,247		230,324
Prepaid expenses long term		14,167		9,309
Other assets		6,357		2,151

Total assets	Ps	8,177,711	Ps	7,342,502

LIABILITIES
CURRENT LIABILITIES:
Interest payable		97,621		84,899
Accounts payable and accrued expenses		668,314		469,034
Notes payable		3,281		-
Customers deposits		2,333		2,215
Hedging valuation		9,247		-
Payroll and other taxes payable		42,175		61,068
Total current liabilities		822,971		617,216

LONG-TERM LIABILITIES:
Senior notes		2,866,340		2,492,800
Other accounts payable		32,790		54,611
Pensions and post-retirement obligations		23,374		33,825
Other long term liabilities		46,074		40,334
Long Term Liabilities		2,968,578		2,621,570
Total liabilities	Ps	3,791,549	Ps	3,238,786

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244
Premium on capital stock		816,563		809,481
Accumulated deficit		(1,705,230)		(2,046,911)
Net profit (loss) for the period		(115,231)		(56,787)
Share repurchase program		(20,184)		(12,311)
Total shareholders' equity	Ps	4,386,162	Ps	4,103,716

Total liabitilies and equity	Ps	8,177,711	Ps	7,342,502

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
 Thousand of Mexican Pesos (''Ps.'')

	3 months ended March 31,
	2009		%	2010		%

TOTAL REVENUES	Ps.	637,548	100%	Ps.	635,746	100%

Network operating services		257,315	40%		260,000	41%
Technical expenses		35,258	6%		22,615	4%
Installation expenses		2,592	0%		3,190	1%
Cost of network operation		295,165	46%		285,805	45%

GROSS PROFIT		342,383	54%		349,941	55%

Selling, general and administrative expense		192,044	30%		190,896	30%

EBITDA		150,339	24%		159,045	25%

Depreciation and amortization		176,187			175,644

Operating income (loss)		(25,848)			(16,599)

Comprehensive (income) cost of financing:
Interest expense		78,614			86,057
Interest (income) loss, net		(2,998)			(12,602)
Exchange (income) loss, net		60,705			(57,307)
		136,321			16,148

Other (Income) Expense		15,194			24,040

INCOME (LOSS) BEFORE TAXES		(177,363)			(56,787)

Taxes:
Defered Income Tax		(62,132)			-
Total tax		(62,132)			-

NET INCOME (LOSS)	Ps.	(115,231)		Ps.	(56,787)

Adjusted EBITDA		151,349			159,576
% of revenue adjusted EBITDA		24%			25%

Weighted average basic shares		789,819			789,819
Weighted average fully diluted		829,337			833,547

Earnings per share basic		(0.15)			(0.07)
Earnings per share diluted		(0.14)			(0.07)

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
 Thousand of Mexican Pesos (''Ps.'')

	3 months ended March 31,
	2009		2010

Operating Activities:
Income before taxes	Ps.	(177,364)	Ps.	(56,787)

Items without cash flow		418,315		256,776
Cash flow from income/loss before taxes		240,951		199,989

Cash flow from:
Accounts receivables		(33,177)		(25,682)
Inventory		3,730		(1,566)
Accounts payables		153,482		(62,180)
Other assets and liabilities		(17,634)		19,713
Cash flow from operation activities		106,401		(69,714)

Net cash flow from operating activities		347,352		130,275

Cash flow from:
Telephone network systems and equipment, net		(237,542)		(129,269)
Other intangible assets		(70,000)		(25,000)
Cash flow from capital expeditures		(307,542)		(154,269)

Cash in excess/(required) to be used in financing activities		39,810		(23,994)

Cash flow from :

Senior notes		-		(118,940)
Vendor financing		(1,073)		-
Additional paid in capital		120		914
Other financing activities		105		(3,895)
Cash flow from financing activities		(848)		(121,921)

Increase (decrease) in cash and temporary investments		38,962		(145,914)

Cash and cash equivalents at beginning of the period		1,591,405		987,343
Cash and cash equivalents at the end of the period	Ps.	1,630,367	Ps.	841,429